SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February 9, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS TO DEFEND IN LAWSUIT BY Tessera

Hsinchu, Taiwan, February 9, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced today that its 69.8% subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) and ChipMOS Taiwan’s wholly-owned subsidiary, ChipMOS U.S.A. Inc. (“ChipMOS USA”) have received notice of a patent infringement lawsuit brought by Tessera Technologies, Inc. (“Tessera”), alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. ChipMOS believes Tessera’s claims lack merit. Both ChipMOS Taiwan and ChipMOS USA will defend themselves in this lawsuit vigorously.

ChipMOS is a leading independent provider of semiconductor testing and assembly services to a broad range of customers based on the innovative technologies of its own and licensed to it. ChipMOS takes intellectual property very seriously and respects the legitimate intellectual property rights of others. Tessera has also licensed to ChipMOS Taiwan certain patents, including the patents on which Tessera alleged ChipMOS Taiwan’s infringement, under certain valid and existing license agreement between ChipMOS Taiwan and Tessera and ChipMOS Taiwan denies any breach of such agreement.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC..